**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 FEB 25 AM 8:25

## LETTER FOR MAINTENANCE OF EXEMPTION

25th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

02015377

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the suspension of trading in shares of Sime Darby Berhad on the Kuala Lumpur Stock Exchange on Tuesday, 26th February 2002 - released on 25th February 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

dw 2/25

/ggk/suspension

Form Version 2.0

# General Announcement

Submitted by S DARBY on 25-02-2002 05:44:18 PM
Reference No SD-020215-06AC8

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Request for suspension of trading**

* **Contents :-**

The Board of Sime Darby Berhad ("Sime Darby") wishes to announce that the Kuala Lumpur Stock Exchange has approved Sime Darby's request for suspension in the trading of shares of Sime Darby from 9.00 a.m. to 5.00 p.m. on Tuesday, 26th February 2002 to enable the public dissemination of Sime Darby's announcement of results for the second quarter ended 31st December 2001 scheduled to be released on the same day.

This announcement is dated 25th February 2002.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**